Exhibit (h)(xi)

DWS Investments Fund Accounting Corp.

Amended Fund Accounting Fee Schedule

Effective July 28, 2008

DWS VALUE SERIES, INC.

DWS Dreman Mid Cap Value Fund

Fund Accounting Service - Maintain and preserve accounts, books, records and other documents as are required of the Fund under Section 31 of the Investment Company Act of 1940 and Rules 31a-1 and 31a-2. Record the current day's trading activity and such other proper bookkeeping entries as are necessary for determining that day's net asset value. Calculate net asset value.

I.	Annual Fees per Portfolio

Fund Net Assets	Annual Fee

All	0.015% of the Fund’s average daily net assets

II.	Out-of-Pocket Expenses

A billing for the recovery of applicable out-of-pocket expenses will be made at the end of each month. Out-of-pocket expenses include, but are not limited to: telephone, courier or delivery service, legal fees, fees for pricing services and all other reasonable out-of-pocket expenses.